United Health Products, Inc

520 Fellowship Road, Suite #D-406

Mt. Laurel, NJ 08054

July 26, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-280504)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, United Health Products, Inc. (the “Registrant”) hereby requests the acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 (File No. 333-280504) (the “Registration Statement”) so that it will become effective at 4:30 p.m., Eastern Standard Time, on July 29, 2024, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Registrant will promptly notify you of the change, which may be made by an executive officer of the Registrant or by any attorney from the Registrant’s counsel, Ruskin Moscou Faltischek, P.C.

Very truly yours, United Health Products, Inc.

By:	/s/ Brian Thom
Name: Title:	Brian Thom Chief Executive Officer